UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cogint, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

19241Q101

(CUSIP Number)

Daniel Barsky, Esq.

Cogint, Inc.

33 Whitehall Street, 15th Floor

New York, NY 10004

(646) 669-7272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19241Q101	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Michael Brauser
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,474,895
	8.	SHARED VOTING POWER 3,585,258 (1)
	9.	SOLE DISPOSITIVE POWER 6,474,895
	10.	SHARED DISPOSITIVE POWER 3,585,258 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,060,153 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) 2,185,345 shares held by Grander, of which Michael Brauser is the trustee; (ii) 1,373,646 shares held by Birchtree Capital, LLC of which Michael Brauser is the manager (“Birchtree”); (iii) 18,137 shares held by Betsy and Michael Brauser Charitable Family Foundation, Inc., of which Mr. Brauser is a director; and (iv) 8,130 shares held by BSIG LLC, an entity over which Michael Brauser exercises investment control.
(2)	Based on 75,941,291 shares of the Company’s common stock outstanding as of March 19, 2018.

CUSIP No. 19241Q101	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Grander Holdings, Inc. 401K
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,185,345 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,185,345 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,185,345 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 2,185,345 shares held by Grander, of which Michael Brauser is the trustee. Excludes shares held by (i) any of the Separately Filing Group Members (as defined below) and (ii) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which Michael Brauser disclaims beneficial ownership.
(2)	Based on 75,941,291 shares of the Company’s common stock outstanding as of March 19, 2018.

CUSIP No. 19241Q101	Page 4 of 7

1.	NAMES OF REPORTING PERSONS Birchtree Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,373,646(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,373,646(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,646(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 1,373,646 shares held by Birchtree of which Michael Brauser is the manager. Excludes shares held by (i) any of the Separately Filing Group Members (as defined below) and (ii) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which Michael Brauser disclaims beneficial ownership.
(2)	Based on 75,941,291 shares of the Company’s common stock outstanding as of March 19, 2018.

CUSIP No. 19241Q101	Page 5 of 7

Item 1.	Security and Issuer.

Item 1 is amended by adding the following paragraph to the end of the item:

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D/A filed on February 20, 2018, which amended and supplemented the Schedule 13D filed on March 29, 2016 by Michael Brauser, an individual residing in the State of Florida, Grander, a profit sharing plan incorporated in Florida, of which Mr. Brauser is the trustee, and Birchtree, a Florida limited liability company, of which Mr. Brauser is the manager (collectively, the “Reporting Persons”), with respect to shares of common stock, par value $0.0005 per share, of Cogint, Inc., a Delaware corporation (the “Issuer”), formerly known as IDI, Inc., the successor to Tiger Media, Inc., SearchMedia Holdings Limited, Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

Item 2 is deleted in its entirety and replaced with the following text:

This Amendment is being filed jointly on behalf of the Reporting Persons.

In connection with the Spin-off as further described below, the Reporting Persons are a party to the Stockholders’ Agreement with the Separately Filing Group Members (as defined below) and certain non-reporting stockholders, effective as of March 26, 2018 (the “Effective Date”), pursuant to which, among other things, the parties thereto agree to vote in favor of the Ryan Schulke’s nominees for the Issuer’s board of directors (the “Stockholders’ Agreement”). As a result, the Reporting Persons may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, Ryan Schulke and certain of his affiliates, and Matthew Conlin and certain of his affiliates (collectively, the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that certain of the Separately Filing Group Members are each filing separate Schedule 13Ds under the Exchange Act when required to do so.

Previously, the Reporting Persons and the Separately Filing Group Members were party to that certain stockholders’ agreement, dated as of December 8, 2015, by and among IDI, Inc., the former stockholders of Fluent, Inc., Frost Gamma Investments Trust, James Reilly, Derek Dubner, Marlin Capital Investments, LLC and Michael Brauser, which was terminated on the Effective Date, and is superseded by the Stockholders’ Agreement.

The principal business address of the Reporting Persons is 2650 North Military Trail, Suite 300, Boca Raton, FL 33431. Mr. Brauser’s principal occupation is Manager of Marlin Capital Partners, LLC, a private investment company. Mr. Brauser is a United States citizen.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of vesting of an aggregate of 3,641,665 Restricted Stock Units (“RSUs”) on March 12, 2018, which resulted in the issuance of 3,641,665 shares of the Issuer’s common stock to the Reporting Persons on March 12, 2018, and a change in the Reporting Persons’ percentage of beneficial ownership by more than 1%.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 10,060,153 shares of Common Stock of the Issuer, in the aggregate, representing 13.2% of the Issuer’s Common Stock.

As of the date hereof, Michael Brauser beneficially owned 10,060,153 shares of common stock of the Issuer, representing 13.2% of the Issuer’s common stock, which includes (i) 2,185,345 shares held by Grander of which Michael Brauser is the trustee; (ii) 1,373,646 shares held by Birchtree, of which Michael Brauser is the manager; (iii) 18,137 shares held by Betsy and Michael Brauser Charitable Family Foundation, Inc., of which Mr. Brauser is a director; and (iv) 8,130 shares held by BSIG LLC, an entity over which Michael Brauser exercises investment control.

CUSIP No. 19241Q101	Page 6 of 7

The parties to the Stockholders’ Agreement, including the Reporting Person and the Separately Filing Group Members, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, such group collectively may beneficially own 31.4% of the 75,941,291 shares of common stock outstanding. Shares of common stock listed as beneficially owned by the Reporting Person excludes shares of common stock held by any of the other parties to the Stockholders’ Agreement, including the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership.

As of the date hereof, Grander beneficially owned 2,185,345 shares of common stock of the Issuer, representing 2.9% of the Issuer’s common stock.

As of the date hereof, Birchtree beneficially owned 1,373,646 shares of common stock of the Issuer, representing 1.8% of the Issuer’s common stock.

The percentage of beneficial ownership is based upon 75,941,291 shares of Common Stock outstanding as of March 19, 2018.

(b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

On February 13, 2018, the Reporting Persons purchased an aggregate of 20,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $2.75 to $3.15, with a weighted average price per share of $2.85.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraphs to the end of the item:

On March 26, 2018, in connection with a spin-off transaction (the “Spin-off”) of the Issuer, 100% of the common stock of Red Violet, Inc. (“Red Violet”), formerly a wholly-owned subsidiary of the Issuer, was distributed pro rata to holders of the Issuer’s common stock and certain warrants. Holders of the Issuer’s common stock received one share of the Issuer’s common stock for each 7.5 shares of cogint common stock held as of the close of business on March 19, 2018, the record date for the Spin-off (the “Record Date”).

Before the Record Date, the Issuer accelerated the vesting of all outstanding RSUs and stock options owned by employees or independent contractors of the Issuer and delivered all shares of common stock underlying such RSUs and stock options exercised before the Record Date, so that such shares participated in the Spin-off pro rata.

As of the Effective Date, in connection with the Spin-off, certain stockholders of cogint entered into the Stockholders’ Agreement, pursuant to which the parties thereto agree to vote in a certain manner on specified matters, including the agreement to vote in favor of the Reporting Persons’ nominees for each of the Issuer and Red Violet’s board of directors.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of April 6, 2018 by and among the Reporting Persons.

Exhibit 99.2	Stockholders’ Agreement, dated March 26, 2018, by and among Ryan Schulke, RSMC Partners LLC, Matthew Conlin, Matthew Conlin Grantor Retained Annuity Trust, Conlin Family Foundation, Sean Cullen, Matthew Koncz, Michael Brauser, BirchTree Capital, LLC, and Grander Holdings, Inc. 401K.

CUSIP No. 19241Q101	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018	By:	/s/ Michael Brauser
Michael Brauser

GRANDER HOLDINGS, INC. 401K

Dated: April 6, 2018	By:	/s/ Michael Brauser
Michael Brauser, Trustee

BIRCHTREE CAPITAL, LLC

Dated: April 6, 2018	By:	/s/ Michael Brauser
Michael Brauser, Manager